Exhibit 99.3

Audited Consolidated Financial Statements for the fiscal year ended May 27, 2006 (including reconciliation to US GAAP at Note 26).

Management’s report with respect to financial statements

The consolidated financial statements of The Jean Coutu Group (PJC) Inc. contained herewith are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, management has made judgements and estimates of the outcome of events and transactions, with due consideration given to materiality. Management is also responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information and data included in the consolidated financial statements.

To discharge its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors carries out its responsibility relative to the consolidated financial statements principally through its Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditors and management to review their respective activities and the discharge by each of their responsibilities. Both the external auditors and the internal auditors have free access to the Committee, with or without the presence of management, to discuss the scope of their audits, the adequacy of the system of internal controls and the adequacy of financial reporting.

The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors. In addition, the Company’s external auditors, Deloitte & Touche, LLP, are responsible for auditing the consolidated financial statements and providing an opinion thereon. Their report is provided herefater.

(s) Jean Coutu	(s) André Belzile
President and Chief Executive Officer	Senior Vice-President, Finances and Corporate Affairs

Report of Independent Registered Chartered Accountants

To the Shareholders of

The Jean Coutu Group (PJC) Inc.

We have audited the consolidated balance sheets of The Jean Coutu Group (PJC) Inc. (the “Company”) as at May 27, 2006 and May 28, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 27, 2006 and May 28, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(s) Deloitte & Touche LLP

Independent Registered Chartered Accountants

August 3, 2006

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings
For the years ended May 27, 2006 and May 28, 2005	2006	2005
(in millions of US dollars, unless otherwise noted)	$	$

Sales	10,954.1	9,448.4
Other revenues (Note 3)	189.0	169.0
	11,143.1	9,617.4
Operating expenses
Cost of goods sold	8,401.2	7,289.9
General and operating expenses	2,249.1	1,878.3
Amortization (Note 4)	227.9	195.3
	10,878.2	9,363.5
Operating income	264.9	253.9
Financing expenses (Note 5)	205.1	162.1
Earnings before income tax recovery	59.8	91.8
Income tax recovery (Note 6)	(44.0)	(12.6)
Net earnings	103.8	104.4

Net earnings per share, in dollars (Note 7)
Basic	0.40	0.41
Diluted	0.40	0.41

Consolidated statements of retained earnings
For the years ended May 27, 2006 and May 28, 2005	2006	2005
(in millions of US dollars)	$	$

Balance, beginning of year
As previously reported	787.6	709.4
Restatement related to a change in accounting policy (Note 2d)	-	(0.8)
Restated balance	787.6	708.6
Net earnings	103.8	104.4
	891.4	813.0
Dividends	27.0	25.4
Balance, end of year	864.4	787.6

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated balance sheets	As at May 27, 2006	As at May 28, 2005
(in millions of US dollars)	$	$
Assets
Current assets
Cash and cash equivalents	135.8	132.2
Temporary investments	-	78.5
Accounts receivable	555.5	544.8
Income taxes receivable	16.5	6.8
Inventories	1,744.9	1,678.2
Prepaid expenses and other	47.3	41.0
	2,500.0	2,481.5
Investments (Note 8)	25.4	18.8
Capital assets (Note 9)	1,385.8	1,492.5
Intangible assets (Note 10)	689.4	729.6
Goodwill (Note 11)	876.8	866.5
Other long-term assets (Note 12)	113.6	106.0
	5,591.0	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,079.4	1,109.9
Income taxes payable	0.2	32.9
Future income taxes (Note 6)	147.8	97.8
Current portion of long-term debt (Note 13)	78.8	65.6
	1,306.2	1,306.2
Long-term debt (Note 13)	2,312.0	2,495.8
Other long-term liabilities (Note 14)	407.1	480.8
	4,025.3	4,282.8

Shareholders' equity
Capital stock (Note 15)	577.9	577.5
Contributed surplus	2.4	0.8
Retained earnings	864.4	787.6
Foreign currency translation adjustments (Note 16)	121.0	46.2
	1,565.7	1,412.1
	5,591.0	5,694.9

Guarantees, contingencies and commitments (Notes 18 and 19).

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board
(s) Jean Coutu	(s) L. Denis Desautels
Jean Coutu	L. Denis Desautels
Director	Director

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows
For the years ended May 27, 2006 and May 28, 2005	2006	2005
(in millions of US dollars)	$	$

Operating activities
Net earnings	103.8	104.4
Items not affecting cash
Amortization	227.9	195.3
Amortization of deferred financing fees	12.4	10.3
Unrealized foreign exchange loss on monetary items	10.9	7.8
Future income taxes	(29.9)	(53.8)
Other	3.6	5.7
	328.7	269.7
Net changes in non-cash asset and liability items	(164.0)	(47.6)
Cash flow provided by operating activities	164.7	222.1
Investing activities
Business acquisitions (Note 21)	-	(2,491.8)
Investments and temporary investments	74.3	(75.1)
Purchase of capital assets	(167.5)	(195.3)
Proceeds from the disposal of capital assets	130.5	15.1
Purchase of intangible assets	(10.8)	(5.1)
Proceeds from the disposal of intangible assets	8.7	-
Other long-term assets	(1.9)	(1.8)
Cash flow provided by (used in) investing activities	33.3	(2,754.0)
Financing activities
Changes in bank loans	-	(15.0)
Issuance of long-term debt, net of expenses	(2.8)	2,469.4
Repayment of long-term debt	(177.3)	(217.3)
Issuance of capital stock	0.4	426.5
Dividends	(27.0)	(25.4)
Cash flow provided by (used in) financing activities	(206.7)	2,638.2
Foreign currency translation adjustments	12.3	11.3
Increase in cash and cash equivalents	3.6	117.6
Cash and cash equivalents, beginning of year	132.2	14.6
Cash and cash equivalents, end of year	135.8	132.2

See supplementary cash flow information in Note 24.

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
For the years ended May 27, 2006 and May 28, 2005
(in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	2006	2005
	$	$

Revenues (1)
Franchising	1,635.4	1,406.2
Retail sales	9,507.7	8,211.2
	11,143.1	9,617.4

Operating income before amortization
Franchising	165.0	147.3
Retail sales	331.6	305.4
	496.6	452.7

Amortization
Franchising (2)	15.9	14.0
Retail sales	215.8	184.8
	231.7	198.8

Operating income
Franchising	149.1	133.3
Retail sales	115.8	120.6
	264.9	253.9

(1) Revenues include sales and other revenues.
(2) Including amortization of incentives paid to franchisees.

	2006	2005
	$	$

Acquisition of capital assets and intangible assets (3)
Franchising	43.2	33.0
Retail sales	135.1	167.4
	178.3	200.4

	As at May 27, 2006	As at May 28, 2005
	$	$

Capital assets, intangible assets and goodwill
Franchising	286.9	300.2
Retail sales	2,665.1	2,788.4
	2,952.0	3,088.6

Total assets
Franchising	729.5	737.2
Retail sales	4,861.5	4,957.7
	5,591.0	5,694.9

The Company's revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively to the franchising and retail sales segments.

(1) Revenues include sales and other revenues.
(2) Including amortization of incentives paid to franchisees.
(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the consolidated financial statements
For the years ended May 27, 2006 and May 28, 2005
(Tabular amounts are in millions of US dollars, unless otherwise noted)

1.  Description of business and significant accounting policies

a)	Description of business

The Company is incorporated under the Companies Act of Québec. It has two reportable segments.

In Canada, the Company operates a franchisee network. Franchising activities include operating two distribution centers and providing various services to 327 franchised stores as of May 27, 2006 (May 28, 2005 - 321). In fiscal 2006, there were 11 new store openings (2005 - 2) and 5 closures of franchised stores (2005 - nil). The franchised store network retails pharmaceutical and parapharmaceutical products. The Company also manages all properties that house franchisee outlets.

In the United States, the Company operates a network comprising 1,858 corporate drugstores as at May 27, 2006 (May 28, 2005 - 1,922) that retail pharmaceutical and parapharmaceutical products, located in 18 states of the Northeast, mid-Atlantic and Southeast. During fiscal 2006, there were 21 new store openings (2005 - 1,614, of which 1,549 represented the acquisition of Eckerd drugstores) and 85 closures (2005 - 28).

b)	Financial statements presentation

The consolidated financial statements are prepared in accordance with Canadian GAAP.

The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The years ended May 27, 2006 and May 28, 2005 each contained 52 weeks.

c)	Basis of Consolidation

The consolidated financial statements include the accounts of the parent company and all its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

d)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to: inventory valuation, valuation of long-term assets, and reserves and allowances, specifically those related to store closures, workers' compensation and general liability, and income taxes.

e)	Revenue recognition

Sales to franchisees are recognized when merchandise is shipped. Retail sales are recognized at the time of the sale to the consumer. The Company recognizes its sales net of returns. Volume rebates and cash discounts granted to customers are accrued at the time of sale and recorded as a reduction of sales. The Company reports all direct merchandise shipment transactions on a net basis when acting as an agent between suppliers and franchisees.

Royalties are calculated based on a percentage of franchisees’ retail sales and are recorded as income as they are earned. The percentage is established in the franchisees' agreements.

Services to franchisees and rental income are recognized when services are rendered. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent income on a straight-line basis over the term of the lease.

Revenues are recognized when reasonable assurance exists regarding collectibility.

f)	Rate-regulated activities

Certain of the Company’s franchising activities are rate-regulated. In the province of Quebec (Canada), in accordance with the Public Prescription Drug Insurance Plan, the Minister of Health and Social Services determines by statute the list of medications whose payment is covered by the plan and regulates the selling price of these medications. The list is comprised of the ministerally recognized prices of medications sold by manufacturers or wholesalers and the related price setting method. The preparation of the medication list is governed by the "Act respecting prescription drug insurance" and is updated periodically by ministerial statute after consultation with the Conseil du médicament.

The Company is obliged to sell the medications at such price, to which it has a right to add a mark-up, within a certain range determined by the government, in accordance with the "Regulation respecting the conditions on which manufacturers and wholesalers of medications shall be recognized".

g)	Vendor allowance

Cash considerations received from vendors represent a reduction of the prices of the vendors' products or services and are accounted for as a reduction of cost of goods sold and related inventory when recognized in the Company's consolidated statement of earnings and balance sheet. Certain exceptions apply when the cash considerations received are either a reimbursement of incremental costs incurred by the Company to sell the vendors' products, or is a payment for assets or services delivered to the vendors.

h)	Foreign currency translation

The non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

The financial statements of entities whose functional currency is not the US dollar are translated into the reporting currency according to the current rate method. Under this method, statement of earnings and statement of cash flow items of each year are translated to the reporting currency at the average monthly exchange rates and asset and liability items are translated at the exchange rate in effect at the balance sheet date. Translation adjustments resulting from exchange rate fluctuations are recorded in foreign currency translation adjustments in shareholders' equity.

Transactions denominated in currencies other than an entity's functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities at their historical rates and statement of earnings items at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statements of earnings, unless subject to hedge accounting.

i)	Net earnings per share

Basic and diluted net earnings per share have been determined by dividing the consolidated net earnings for the year by the basic and diluted weighted average number of shares, respectively.

The diluted weighted average number of shares outstanding is calculated as if all dilutive options had been exercised at the later of the beginning of the reporting period or date of grant, using the treasury stock method.

j)	Cash and cash equivalents

Cash and cash equivalents are defined as cash and highly liquid investments that have maturities of less than three months at the date of acquisition.

k)	Temporary investments

Temporary investments are comprised of commercial paper that have maturities of more than three months and are valued at the lower of cost or market value.

l)	Inventories

Inventories are valued at the lower of cost and net realizable value, the cost being determined using either the first in, first out method, the average unit cost or retail selling price less a normal gross profit method.

m)	Investments

Investments in companies subject to significant influence are accounted for using the equity method. Other investments are accounted for using the cost method. Periodically, management analyzes each loan, advance and long-term receivable from franchisees and when a serious doubt as to their recovery is identified, a provision is applied to reduce their book value to the estimated realizable value.

n)	Capital assets

Capital assets are accounted for at cost.

Amortization of buildings held for leasing was based on their estimated useful lives using the compound interest method until June 1, 2004. Since that date, the Company has used the straight-line method (Note 2e). Constructions in progress are not amortized until the asset is ready for its intended use. Amortization of other capital assets is based on their estimated useful lives using the straight-line and the diminishing balance methods at the following rates and terms:

	Methods	Rates and terms

Buildings	Diminishing balance and straight-line	5% and 12 to 31 years
Buildings held for leasing	Straight-line	40 years
Leasehold improvements	Straight-line	Term of the lease or useful life, whichever is shorter
Equipment	Straight-line	3 to 7 years

Capital assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

o)	Intangible assets

Intangible assets with a finite service life are accounted for at cost. They consist mainly of customer prescription files, non-compete agreements and favorable leases. Intangible assets are amortized on a straight-line basis. Prescription files are amortized over a five to ten-year period. Non-compete agreements are amortized over the terms of the agreements. Favorable leases represent the value attributed to leases resulting from a business acquisition. The value of favorable leases is amortized over the remaining life of the leases.

Intangible assets with indefinite service life representing trade name are accounted for at cost and are not amortized. Trade name is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. As at May 27, 2006 and May 28, 2005, the Company has performed impairment tests and no write-downs were necessary.

p)	Goodwill

Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. As at May 27, 2006 and May 28, 2005, the Company has performed impairment tests and no write-downs were necessary.

q)	Other long-term assets

Other long-term assets are mainly the incentives paid to franchisees and deferred costs. Incentives paid to franchisees are amortized over a ten-year period and amortization is applied against royalties, included in other revenues.

Deferred costs are accounted for at cost and are mainly financing fees. Amortization is calculated using the straight-line method over the term of the long-term loan and is recorded in the financing expenses.

r)	Future income taxes

The Company uses the tax asset and liability method to account for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted income tax rates and income tax laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Future tax assets are only recognized to the extent that, in the opinion of management, assets will more likely than not be realized.

s)	Other long-term liabilities

Except for the future income taxes, other long-term liabilities consist mainly of the deferred revenues, deferred lease obligations, unfavorable leases, workers' compensation and general liability and liabilities for store closures.

Deferred revenues: The Company receives allowances from its vendors as consideration for exclusivity agreements. The revenues related to these agreements are deferred when received and recognized as purchases are made, as stipulated by the agreement. Deferred revenues also include a deferred gain related to sale-leaseback, as described in Note 24.

Deferred lease obligations: The Company conducts a part of its operations in leased premises and recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a pre-opening period. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis over the term of the lease and consequently, records the difference between the recognized rental expense and the amounts payable under the lease as deferred lease obligations. The Company also receives tenant allowances which are amortized on a straight-line basis over the term of the lease.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales volume, are contingent rentals in their entirety and are excluded from minimum lease payments and included in the determination of total rental expense when the expense has been incurred and the amount is reasonably estimable.

Unfavorable leases: The value attributed to unfavorable leases resulting from a business acquisition is amortized on a straight-line basis over the remaining life of the leases.

Workers' compensation and gereral liability: Workers' compensation and general liability reserves are based on actuarially determined estimates of reported and incurred but not reported claims resulting from historical experience and current data.

Liabilities for store closures: Store closure reserves are established at the present value of lease obligations, net of estimated sublease rental income and other exit costs.

t)	Stock-based compensation plan

The Company has a fixed stock option plan, which is described in Note 17. Since June 1, 2003, stock-based compensation cost is recorded under the fair value method. According to that method, awards of stock options are measured on their date of grant using the fair value based method, and are expensed and credited to contributed surplus over their vesting period. These credits are reclassified to capital stock when the related stock options are exercised.

u)	Defined benefit pension plans

The Company maintains defined benefit pension plans for some of its senior officers, which include a registered pension plan in Canada as well as non-registered supplemental pension plans in Canada and United States.

In Canada, the registered pension plan is funded as required by the applicable laws and the supplemental plan is partly funded through retirement compensation arrangements (RCA). The amount of contributions required for funding purposes is determined by actuarial valuations performed triennially. The most recent actuarial valuation was performed as at December 31, 2005 and the effective date of the next actuarial valuation is December 31, 2008.

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plans’ investment performance, salary escalation and retirement age of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The fair value is market value.

Past service costs are amortized on a straight-line basis over the average remaining service period of active employees, at the date of amendment.

The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans was 9.6 years as at May 27, 2006 (9.6 years as at May 28, 2005).

v)	Defined contribution pension plans

For defined contribution plans, the pension expense is equal to the contributions of the Company.

w)	Derivative financial instruments

The Company uses various derivative financial instruments to manage interest rate risk and foreign exchange rate risk. The Company does not use derivative financial instruments for speculative or trading purposes.

The Company formally documents all relationships between derivatives and the items it hedges, and its risk management objective and strategy for using various hedges. Derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value with the changes in fair value recorded in earnings.

The Company uses interest rate swap agreements to help manage the fixed and floating interest rate mix of its total debt portfolio. These agreements involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. The Company records the exchange of payments as an adjustment of interest expense on the hedged debt. The Company includes the related amount receivable or payable from counterparties in accounts receivable or in accounts payable and accrued liabilities.

The Company uses a portion of its US dollar liabilities as a foreign exchange hedge of its net investments in its US subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in foreign currency translation adjustments in the shareholders' equity to offset the foreign currency translation adjustments on the investments.

2. Accounting policies

Changes in accounting policies

2006

a)	Financial Instruments - Disclosure and Presentation

In November 2003, the Accounting Standards Board approved a revision to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860, "Financial Instruments – Disclosure and Presentation." These revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions are effective for fiscal years beginning on or after November 1, 2004. Because the Company does not have any instruments with these characteristics, adopting these revisions on June 1, 2005 had no impact on its consolidated financial statements.

b)	Non-monetary transactions

In June 2005, the CICA revised the existing Section 3830, "Non-monetary transactions", and replaced it by Section 3831, "Non-monetary transactions". The revised standard has the goal of replacing the criteria based on the culmination of the earnings process with one based on commercial substance for the measurement of a non-monetary transactions at fair value. The revised standard is applied to non-monetary transactions initiated in periods beginning after January 1, 2006. The adoption of this Section had no material impact on the Company's consolidated financial statements.

c)	Consideration given by a vendor to a customer

In September 2005, the Emerging Issues Committee (EIC) of the CICA issued Abstract 156 (EIC-156), "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)". This EIC-156, which is harmonized with the equivalent United States Abstract of the Emerging Issues Task Force (EITF) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", provides guidance on the accounting treatment and classification of sales incentives or other consideration given to a customer and indicates when these items should be recorded as a reduction of revenue or as an expense.

EIC-156 should be applied retroactively, with restatement of prior periods, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The adoption of EIC-156 had no material impact on the Company's consolidated financial statements.

d)	Consideration received from a vendor

In January 2004, the EIC of the CICA released Abstract 144 (EIC-144), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EIC-144 specifies the accounting methods to be applied to certain consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004.

EIC-144 stipulates that cash consideration received by a company from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be accounted for as a reduction of cost of goods sold and related inventory when recognized in the company's statement of earnings and balance sheet. Certain exceptions apply when the cash consideration received is either a reimbursement of incremental costs incurred by the reseller to sell the vendor's products, or is a payment for assets or services delivered to the vendor.

The Company applied this new recommendation on June 1, 2004. The impact of this new recommendation for the year ended May 28, 2005 was as follows:

	2005
	Increase	Decrease
	$	$

Sales	5.0	-
Other revenues	-	12.4
Cost of goods sold	-	47.5
General and operating expenses	40.1	-
Net earnings	-	-
Retained earnings at beginning of year	-	0.8

e)	Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This Section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company implemented the new section prospectively on June 1, 2004.

Effective June 1, 2004, the compounded interest method of amortization previously used for buildings held for leasing is no longer used. Accordingly, effective June 1, 2004, the Company amortizes the building costs of its buildings held for leasing on a straight-line basis over their useful lives. Building amortization is higher than it would have been reported under the prior policy by approximately $2,500,000 for the period ended May 28, 2005.

f)	Hedging relationships

'On June 1, 2004, the Company adopted the provisions of Accounting Guideline 13 (AcG-13), "Hedging Relationships," that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting and EIC-128, "Accounting for Trading Speculative, or Non-Hedging Derivative Financial Instruments" issued in December 2001. Under EIC-128, derivative instruments that do not qualify as a hedge under AcG-13, are recorded in the balance sheet at fair value with changes in fair value recognized in net earnings. The effect of adopting the new recommendations had no material impact at time of adoption on the Company's consolidated financial statements.

g)	Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), "Consolidation of Variable Interest Entities" (VIEs). This Guideline addresses consolidation of VIEs to which the usual condition for consolidation does not apply because the VIEs have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by the primary beneficiary. This Guideline is required for annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 had no material impact on the Company's consolidated financial statements.

h)	Asset retirement obligations

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which is effective for fiscal years beginning on or after January 1, 2004 with retroactive restatement. The new standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. It applies to legal obligations pertaining to the retirement of tangible long-lived assets from acquisition, construction, development or normal operations. The standard requires the recognition of the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The adoption of CICA Handbook Section 3110 had no material impact on the Company's consolidated financial statements.

i)	Comprehensive Income

In April 2005, the CICA issued Handbook Section 1530, "Comprehensive Income." This Section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:

• changes in the currency translation adjustments relating to self-sustaining foreign operations;

• unrealized gains or losses on available-for-sale investments.

In April 2005, the CICA also made changes to Handbook Section 3250, "Surplus," and reissued it as Section 3251, "Equity." This Section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, "Comprehensive Income."

Adopting these Sections on June 3, 2007 will require the Company to start reporting the following items in its consolidated financial statements:

• comprehensive income and its components;

• accumulated other comprehensive income and its components.

j)	Financial Instruments - Recognition and Measurement

In April 2005, the CICA issued Handbook Section 3855, "Financial Instruments – Recognition and Measurement." This Section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

This Section requires that:

• all financial assets be measured at fair value, with certain exceptions like loans and investments that are classified as held-to-maturity;

• all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value;

• all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The Company is evaluating the impact on its consolidated financial statements of adopting this Section on June 3, 2007.

k)	Hedges

In April 2005, the CICA issued Handbook Section 3865, "Hedges." This Section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

• changes in the fair value of a hedged item and a hedging item;

• changes in the cash flows attributable to a hedged item and a hedging item; or

• changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

The Company is evaluating the impact on its consolidated financial statements of adopting this Section on June 3, 2007.

3. Other revenues

	2006	2005
	$	$

Royalties (1)	86.2	75.1
Rent	57.7	54.3
Sundry	45.1	39.6
	189.0	169.0

(1) The amortization of incentives paid to franchisees of $3,853,000 is applied against royalties (2005 - $3,545,000).

4. Amortization

	2006	2005
	$	$

Capital assets	173.0	150.5
Intangible assets	54.8	44.4
Deferred costs	0.1	0.4
	227.9	195.3

5. Financing expenses

	2006	2005
	$	$

Interest on long-term debt	190.0	142.4
Amortization of deferred financing fees	12.4	10.3
Unrealized foreign exchange loss on monetary items	10.9	7.8
Realized foreign exchange loss (gain) on monetary items	(9.7)	1.9
Other financing expenses, net	1.5	(0.3)
	205.1	162.1

6. Income taxes

The income tax recovery is as follows:
	2006	2005
	$	$

Current income taxes	(14.1)	41.2
Future income taxes	(29.9)	(53.8)
	(44.0)	(12.6)

The Company's effective tax rate differs from the combined statutory rate. The difference is attributable to the following items:

	2006	2005
	%	%

Canadian combined statutory tax rate	31.4	31.0
Effect of tax rates of American subsidiaries	18.0	9.5
Global tax rate	49.4	40.5

Tax rate increase (decrease) resulting from:
Benefit arising from financing structures in relation with investments in subsidiaries	(125.7)	(58.0)
Other	2.8	3.8
	(73.5)	(13.7)
Future income tax assets and liabilities are as follows:

	As at May 27, 2006	As at May 28, 2005
	$	$
Future income tax assets:
Accounts receivable	29.4	17.3
Intangible assets, goodwill and incentives paid to franchisees	5.4	4.7
Current liabilities	72.7	77.4
Other long-term liabilities	90.4	98.6
Capital stock issuance expenses	4.6	5.0
Net operating losses carried forward	27.1	2.2
Interest carried forward	78.2	6.0
	307.8	211.2

Future income tax liabilities:
Inventories	234.6	192.9
Capital assets	242.7	237.0
Intangible assets and goodwill	125.2	116.8
Financing fees	5.9	3.0
Other	12.8	5.8
	621.2	555.5
Future income tax liabilities, net	(313.4)	(344.3)

Allocated as follows:
Long-term future income tax asset	5.9	-
Short-term future income tax liability	(147.8)	(97.8)
Long-term future income tax liability	(171.5)	(246.5)
	(313.4)	(344.3)

At May 27, 2006, the Company had Federal net operating losses carryforwards of approximately $6,500,000 in the United States, the majority of which will expire in 2026 and State net operating losses of approximately $552,700,000 in the United States, the majority of which will expire between fiscal 2020 and 2026. No valuation allowance was recorded for these losses.

7. Net earnings per share

The reconciliation of the number of shares used to calculate the diluted net earnings per share is established as follows:

	2006	2005
	(in millions)	(in millions)
Weighted average number of shares used to compute basic net earnings per share	261.7	255.7
Effect of dilutive stock options	0.3	0.8
Weighted average number of shares used to compute diluted net earnings per share	262.0	256.5

As at May 27, 2006, 1,749,000 antidilutive stock options have been excluded from the computation of diluted earnings per share (May 28, 2005 - 42,000).

8. Investments

	As at May 27, 2006	As at May 28, 2005
	$	$

Loans, advances and long-term operating receivables from franchisees, at variable interest rates, some of which carry repayment terms until 2013 and are renewable (net of a provision for losses of $2,759,000 as at May 27, 2006; May 28, 2005 - $1,760,000)	28.3	19.1
Other	2.4	2.1
	30.7	21.2
Current portion (included in accounts receivable)	5.3	2.4
	25.4	18.8

9. Capital assets

	As at May 27, 2006
	Cost	Accumulated amortization	Net book value
	$	$	$

Land	134.2	-	134.2
Land held for leasing	60.3	-	60.3
Buildings	349.9	59.5	290.4
Buildings held for leasing	169.9	22.4	147.5
Leasehold improvements	397.7	134.0	263.7
Equipment	666.8	251.5	415.3
Equipment under capital leases	49.1	19.6	29.5
Construction in progress	44.9	-	44.9
	1,872.8	487.0	1,385.8

Reclassification adjustments were made between line items within capital assets pursuant to the completion of a thorough review of the capital assets acquired as part of the acquisition of Eckerd (Note 21) which impacted the consolidated balance sheet as at May 28, 2005 as follows:

	As at May 28, 2005
	Cost (as reported)	Reclassification adjustments	Cost (adjusted)
	$	$	$

Land	174.7	(37.9)	136.8
Land held for leasing	68.8	-	68.8
Buildings	340.1	3.8	343.9
Buildings held for leasing	191.2	-	191.2
Leasehold improvements	355.6	12.5	368.1
Equipment	611.6	7.0	618.6
Equipment under capital leases	41.0	5.9	46.9
Construction in progress	32.1	-	32.1
	1,815.1	(8.7)	1,806.4

			As at May 28, 2005
	Accumulated amortization (as reported)	Reclassification adjustments	Accumulated amortization (adjusted)	Net book value (reported)	Net book value (adjusted)
	$	$	$	$	$

Land	-	-	-	174.7	136.8
Land held for leasing	-	-	-	68.8	68.8
Buildings	41.5	2.5	44.0	298.6	299.9
Buildings held for leasing	23.0	-	23.0	168.2	168.2
Leasehold improvements	83.0	1.4	84.4	272.6	283.7
Equipment	158.3	(5.6)	152.7	453.3	465.9
Equipment under capital leases	16.8	(7.0)	9.8	24.2	37.1
Construction in progress	-	-	-	32.1	32.1
	322.6	(8.7)	313.9	1,492.5	1,492.5

10. Intangible assets

Intangible assets are detailed as follows:

			As at May 27, 2006
			Cost	Accumulated amortization	Net book value
			$	$	$

Prescription files			337.8	87.9	249.9
Non-compete agreements			6.6	4.6	2.0
Favorable leases			113.2	28.7	84.5
Trade name (1)			353.0	-	353.0
			810.6	121.2	689.4

			As at May 28, 2005
			Cost	Accumulated amortization	Net book value
			$	$	$

Prescription files			332.6	54.7	277.9
Non-compete agreements			5.9	4.4	1.5
Favorable leases			113.2	16.0	97.2
Trade name (1)			353.0	-	353.0
			804.7	75.1	729.6

(1) Non-amortized indefinite service life intangible asset.

The Company acquired intangible assets for an amount of $10,859,000 (2005 - $752,328,000 of which $747,200,000 is related to the Eckerd acquisition as described in Note 21).

11. Goodwill

The changes in the book value of goodwill are as follows:

	As at May 27, 2006
	Franchising	Retail sales	Total
	$	$	$

Balance, beginning of year	17.2	849.3	866.5
Acquisition (Note 21)	-	9.4	9.4
Transfer to assets held for sale (1)	(1.4)	-	(1.4)
Foreign currency translation adjustments	2.3	-	2.3
Balance, end of year	18.1	858.7	876.8
(1) Included in prepaid expenses and other.
	As at May 28, 2005
	Franchising	Retail sales	Total
	$	$	$

Balance, beginning of year	15.8	79.5	95.3
Acquisition (Note 21)	-	769.8	769.8
Foreign currency translation adjustments	1.4	-	1.4
Balance, end of year	17.2	849.3	866.5

12. Other long-term assets

		As at May 27, 2006	As at May 28, 2005
		$	$

Incentives paid to franchisees, net		18.7	18.3
Deferred costs, net		75.5	75.8
Future income taxes (Note 6)		5.9	-
Other		13.5	11.9
		113.6	106.0

13. Long-term debt

	As at May 27, 2006	As at May 28, 2005
	$	$

Term loan facility maturing on July 30, 2009, secured first rank, bearing interest at LIBOR rate plus a variable margin (totalling 7.6875% as of May 27, 2006; May 28, 2005 - 5.75%), repayable by quarterly instalments based on yearly tranches of 9% to 24% of the original loan balance.	179.7	243.7

Term loan facility maturing July 30, 2011, secured first rank, bearing interest at LIBOR rate plus a variable margin (totalling 7.625% as of May 27, 2006; May 28, 2005 - 5.50%), repayable by quarterly instalments based on yearly tranches of 1% of the original loan balance with the balance due in fiscal 2011 and 2012.	994.6	1,094.5

Unsecured senior notes, bearing interest at 7.625% and maturing on August 1, 2012, redeemable after August 1, 2008.	350.0	350.0

Unsecured senior subordinated notes, bearing interest at 8.50% and maturing on August 1, 2014, redeemable after August 1, 2009.	850.0	850.0

Computer equipment and software capital leases bearing interest at rates varying from 4.55% to 10.25% (4.55% to 10.75% as at May 28, 2005).	14.7	17.1

Other	1.8	6.1

	2,390.8	2,561.4
Current portion	78.8	65.6
	2,312.0	2,495.8

Credit agreement

On July 30, 2004, the Company entered into a credit agreement which included credit facilities and two term loans. Under the terms of the credit agreement, the Company must satisfy certain restrictive covenants as to minimum financial ratios and must satisfy certain conditions. In March 2006, the covenants and the conditions of this credit agreement were amended. As at May 27, 2006 and May 28, 2005, the Company was in compliance with these covenants and conditions.

The credit agreement is secured by a first ranking security interest in substantially all of the Company's assets and a first ranking pledge of the capital stock of the Company's subsidiaries.

Maturing on July 30, 2009, an amount of $350,000,000 is available as a revolver loan or as letters of credit for an amount not to exceed $180,000,000. Revolver borrowings under the credit agreement bear interest at the Canadian or US prime rate plus a variable margin or at LIBOR rate plus a variable margin (varying from 0.50% to 2.50%). Margins depend on whether certain financial ratios are achieved. As at May 27, 2006 and May 28, 2005, available credit facilities were unused, with the exception of outstanding letters of credit in the amounts of $70,674,000 and $67,927,000, respectively.

Minimum repayments

Minimum repayments to be made during the following fiscal years are as follows:

	Long-term debt	Capital leases
	Principal	Principal	Interest
	$	$	$

2007	69.5	9.3	0.3
2008	69.8	3.3	0.3
2009	52.4	1.9	0.2
2010	33.8	0.2	-
2011	522.3	-	-

Additional repayments in excess of the minimum amounts mentioned above may be made by the Company based on cash flow provided during the year.

14. Other long-term liabilities

	As at May 27, 2006	As at May 28, 2005
	$	$

Deferred revenues	31.3	9.8
Deferred lease obligations	29.0	17.8
Unfavorable leases	29.6	32.3
Workers' compensation and general liability	64.5	68.8
Liabilities for store closures (1)	72.4	96.6
Future income taxes (Note 6)	171.5	246.5
Other	8.8	9.0
	407.1	480.8

(1) Liabilities for store closures consist of the present value of lease obligations, net of estimated sublease rental income and other exit costs. For the year ended May 27, 2006, payments of $32,426,000 ($10,135,000 in 2005) were applied against the provision (including short-term portion). Also, for the year ended May 27, 2006, a charge of $3,568,000 ($4,726,000 in 2005) was recorded in the results to reflect other store closures. A provision for store closures of $128,227,000 arose in relation to the Eckerd acquisition in fiscal 2005.

15. Capital stock

Authorized, unlimited number:

Class A subordinate voting shares, participating, one vote per share, exchangeable, at the option of the holder, for the same number of Class B shares in the event of a take-over bid being made in respect to Class B shares, without par value, dividend declared in Canadian dollars.

Class B shares, participating, ten votes per share, exchangeable for Class A subordinate voting shares on the basis of one Class A subordinate voting share for one Class B share, without par value, dividend declared in Canadian dollars.

Class C shares, to be issued in one or more series subject to rights, privileges, conditions and restrictions to be determined, non-participating, non voting, without par value.

Changes that occurred in capital stock are presented as follows:

	2006		2005
	Shares (in millions)	$	Shares (in millions)	$

Class A subordinate voting shares
Outstanding shares, beginning of year	142.2	577.5	106.6	145.0
Issuance of shares for cash (1)	-	-	33.3	424.4
Class B shares converted into Class A subordinate voting shares	-	-	0.9	-
Options exercised	0.1	0.4	1.4	8.1
Outstanding shares, end of year	142.3	577.9	142.2	577.5

Class B shares
Outstanding shares, beginning of year	119.4	-	120.3	-
Class B shares converted into Class A subordinate voting shares	-	-	(0.9)	-
Outstanding shares, end of year	119.4	-	119.4	-

Total oustanding shares, end of year	261.7	577.9	261.6	577.5

(1) Net of share issuance fees of $19.3 million less related income taxes of $6.0 million.

16. Foreign currency translation adjustments

The net change in the foreign currency translation adjustments is as follows:

			As at May 27, 2006	As at May 28, 2005
			$	$

Balance, beginning of year			46.2	(0.3)
Effect of changes in exchange rates during the year:
On the net investment in self-sustaining foreign subsidiaries			(122.6)	(42.0)
On the translation into the reporting currency of financial statements of the parent company and its Canadian subsidiaries			197.4	88.7
On certain US dollar denominated long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries			-	(0.2)
Balance, end of year			121.0	46.2

17. Stock-based compensation plan

The Company has a fixed stock option plan. Under the 1995 Executive Officer Stock Option Plan, the Company may grant options to those employees totalling up to 8 million Class A subordinate voting shares. Under the plan, the exercise price of each option may not be lower than the weighted average price based on volume of the Company's shares on the Toronto Stock Exchange for the five days preceding the date of the granting of the options, and an option's maximum term is 10 years. Granted options vest annually over a maximum period of 4 years.

Changes that occurred in the number of options are presented as follows:

	2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(in millions)	(in Canadian dollars)	(in millions)	(in Canadian dollars)

Options outstanding, beginning of year	1.9	13.05	2.9	10.15
Options granted	0.7	14.69	0.5	15.76
Options exercised	(0.1)	10.53	(1.4)	7.53
Options cancelled	-	16.29	(0.1)	15.98
Options outstanding, end of year	2.5	13.47	1.9	13.05
Options exercisable, end of year	1.6	12.48	1.2	11.34

The following table summarizes information about the fixed stock options outstanding at May 27, 2006:

	Options outstanding			Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
(in Canadian dollars)	(in millions)	(years)	(in Canadian dollars)	(in millions)	(in Canadian dollars)

Below $10	0.7	4.1	8.55	0.7	8.55
$10 - $15	0.9	8.6	14.15	0.4	13.80
$15 - $20	0.9	7.7	16.53	0.5	16.75
	2.5	7.0	13.47	1.6	12.48

17. Stock-based compensation plan (continued)

The following data represents the weighted average assumptions used in the stock option valuation in accordance with the Black-Scholes model:

				2006	2005

Dividend yield				0.81%	0.70%
Expected volatility				29.59%	27.10%
Risk-free interest rate				3.88%	4.01%
Expected life (years)				6	6

During the year ended May 27, 2006, the Company granted 694,657 stock options (2005 - 492,780). The weighted average fair value of those options is $C5.21 as at May 27, 2006 (2005 - $C5.07). An amount of $1,647,000 for the year ended May 27, 2006 was expensed for the stock option plan (2005 - $623,000).

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company's net earnings for the year ended May 27, 2006 would have been reduced by $322,000 (2005 - $300,000). Basic net earnings per share and diluted net earnings per share for those years would have been unchanged.

18. Guarantees and contingencies

Guarantees

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation (Note 21). Pursuant to the stock purchase agreement, the Company agreed to enter into certain customary indemnification obligations in favor of the Seller. The Company has agreed to indemnify the Seller for taxes, damages and certain liabilities related to the business acquired. Certain portions of the Company’s indemnification obligations are capped at $350 million while other provisions are not subject to such a limit. Certain of the indemnification obligations survived the closing date of the acquisition until April 2006 and still others will survive until the expiration of the applicable statute of limitations. The maximum amount of future payments cannot be estimated as it results from future events that cannot be predicted.

Certain debt agreements require the Company to indemnify the parties in the event of changes in elements such as withholding tax regulations. The nature and scope of such indemnifications is contingent on future events, none of which can be foreseen as at May 27, 2006 and May 28, 2005. Also, the structure of such transactions makes these events unlikely. Consequently, no provisions have been recorded in the consolidated financial statements.

The Company has guaranteed the reimbursement of certain bank loans contracted by franchisees for a maximum amount of $5,033,000 as at May 27, 2006 (May 28, 2005 - $5,981,000). Most of those guarantees apply to loans with a maximum maturity of eight years. Those loans are also personally guaranteed by the franchisees.

Buyback agreements

Under buyback agreements, the Company is committed to financial institutions to purchase the inventories of certain of its franchisees up to the amount of advances made by those financial institutions to the franchisees. As of May 27, 2006, financing related to these inventories amounted to $55,670,000 (May 28, 2005 - $46,122,000). However, under these agreements, the Company is not committed to cover any deficit that may arise should the value of these inventories be less than the amount of the advances.

Under buyback agreements, the Company is committed to financial institutions to purchase equipment held by franchisees and financed by capital leases not exceeding five years and loans not exceeding eight years. For capital leases, the buyback value is linked to the net balance of the lease at the date of the buyback. For equipment financed by bank loans, the minimum buyback value is set by contract with the financial institutions. As at May 27, 2006, financing related to the equipment amounts to $22,338,000 (May 28, 2005 - $23,132,000). However, it is the opinion of management that the realizable value of the assets cannot be lower than the eventual amount of the buyback.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued with respect to these guarantees in its consolidated financial statements for May 27, 2006 and May 28, 2005.

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operating activities. Although the outcome of these proceedings cannot be determined with certainty, management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company’s consolidated financial statements.

19. Commitments

The balance of the commitments under the terms of building and vehicle operating leases maturing up to the year 2047 totals $4,210,412,000. The Company also has commitments for the construction of buildings with contractors totalling $20,022,000 and agreements with suppliers to purchase inventory and services totalling $56,843,000. Minimum payments payable over the next five years are as follows:

	Operating leases	Other commercial commitments
	$	$

2007	380.7	47.5
2008	363.8	15.7
2009	345.3	7.1
2010	323.3	3.3
2011	303.3	3.3

Under the terms of building leases and subleases, the Company will receive, up to the year 2047, minimum payments totalling $308,374,000. This amount takes into account the renewal of subleases at the same terms and conditions as the lease agreements.

20. Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees. The measurement date used for financial reporting purposes of the plan assets and benefit obligations is May 27, 2006 (May 28 in 2005).

The defined benefit and defined contribution plans expenses are as follows:

	2006	2005
	$	$

Defined contribution plans expense	23.5	18.2

Defined benefit plans
Current service costs	0.6	0.5
Interest expense	0.5	0.4
Actual return on plan assets	(0.3)	(0.1)
Amortization of past service cost	0.2	0.9
Actuarial gains	(0.1)	(0.2)
Foreign currency translation adjustments	0.2	-
Defined benefit plans expense	1.1	1.5

Information about the Company's defined benefit plans is as follows:

	As at May 27, 2006	As at May 28, 2005
	$	$

Accrued benefit obligations
Balance, beginning of year	7.1	6.7
Current service cost	0.6	0.5
Interest expense	0.5	0.4
Past service cost	3.0	-
Benefits paid	(0.1)	(0.1)
Settlements	(0.2)	(0.7)
Actuarial losses (gains)	0.9	(0.2)
Foreign currency translation adjustments	1.0	0.5
Balance, end of year	12.8	7.1

	As at May 27, 2006	As at May 28, 2005
	$	$
Plan assets
Fair value, beginning of year	3.3	3.1
Actual return on plan assets	0.3	0.1
Employer contributions	1.3	0.7
Benefits paid	(0.1)	(0.1)
Settlements	(0.2)	(0.7)
Foreign currency translation adjustments	0.5	0.2
Fair value, end of year	5.1	3.3

Accrued benefit obligations	12.8	7.1
Plan assets	(5.1)	(3.3)
	7.7	3.8

Unamortized net actuarial losses	1.0	-
Unamortized past service cost	4.8	2.0
Accrued benefit liability (included in accounts payable and accrued liabilities)	1.9	1.8

As at May 27, 2006 and May 28, 2005, all pension plans had individually accrued benefit obligations in excess of plan assets.

As at May 27, 2006, 35% (2005 - 36%) of the plan assets at fair value was deposited as Canadian refundable tax and 65% (2005 - 64%) was invested. The balance invested consists of the following allocations:

	2006	2005
	%	%

Balanced funds	66	57
Equity income and insured annuity	26	34
Equity funds	6	7
Other	2	2

No plan assets are directly invested in the parent company and its subsidiaries' securities.

The main actuarial assumptions adopted in measuring the Company's accrued benefit obligations and the benefits costs are as follows (weighted average) :

	2006	2005
	%	%

Accrued benefit obligations
Discount rate	5.42	6.00
Expected long-term rate of return on plan assets	6.00	6.75
Rate of compensation increase	4.00	4.00

Defined benefit expense
Discount rate	5.93	6.00
Rate of compensation increase	4.00	4.00

21. Business acquisition

On July 31, 2004, the Company acquired the shares of three subsidiaries of TDI Consolidated Corporation, a wholly-owned subsidiary of J.C. Penney Corporation, Inc., that owned 1,549 outlets of the Eckerd drugstore chain located throughout 13 states in Northeastern, mid-Atlantic and Southeastern United States. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated financial statements since the acquisition date.

The Company completed its allocation of the purchase price based on information available, and on the basis of evaluations. For the year ended May 27, 2006, the Company recorded an increase of $9.4 million in goodwill corresponding to a decrease of $1.0 million in future income tax liabilities and of $10.4 million in capital assets. The acquired goodwill is not deductible for income tax purposes.

Purchase price allocation:
Final
$

Net assets acquired
Non-cash working capital	751.9
Capital assets	887.7
Intangible assets:
Trade name (not subject to amortization)	353.0
Prescription files (amortized over a 10-year period)	286.4
Favorable leases (amortized over the term of the leases) (1)	75.9
Goodwill	779.2
Future income tax liabilities	(424.8)
Liabilities for store closures (2)	(111.5)
Other long-term liabilities	(106.0)
Non-cash net assets acquired	2,491.8
Cash	4.3
Net assets acquired	2,496.1
Cash consideration and acquisition costs	2,496.1

(1) Net of $31.9 million of unfavorable leases.
(2) Long-term portion.

22. Related party transactions

The Company entered into the following transactions with enterprises controlled by an executive having a significant influence over the Company:

	2006	2005
	$	$
Revenues
Sales	6.3	6.1
Royalties	0.4	0.3
Rent	0.3	0.4
Sundry	-	0.2
	7.0	7.0

As at May 27, 2006, accounts receivable include an amount of $581,000 (May 28, 2005 - $598,000) resulting from these transactions. This amount is presented in the Company's accounts receivable. These transactions are carried out in the ordinary course of business and are measured at the exchange amount.

23. Financial instruments

Fair value

The fair value of cash and cash equivalents, temporary investments, accounts receivables and accounts payable and accrued liabilities approximates their book value because of their forthcoming maturity.

The fair value of loans, advances and long-term receivables from franchisees was not determined, since these balances result from transactions carried out in the context of privileged commercial relationships and under terms and conditions that may differ from those that could be negotiated with non-franchisees.

The estimated fair value of other financial instruments subject to fair value disclosure is determined based on quoted market prices or interest rates for the same or similar instruments. Estimated fair value and carrying amount of those instruments are as follows:

	As at May 27, 2006		As at May 28, 2005
	Fair value	Carrying amount	Fair value	Carrying amount
	$	$	$	$

Long-term debt	2,325.3	2,390.8	2,540.3	2,561.4
Derivative financial instruments, asset position:
Interest rate swap agreements	11.4	-	0.9	-

Interest rate risk

Interest rate swap agreements

The Company enters into interest rate swap agreements in order to reduce the impact of fluctuating interest rates on a portion of its long-term debt. As at May 27, 2006 and May 28, 2005, its interest rate swaps maturing in July 2011, fix the LIBOR interest rate on a notional portion of $200.0 million at 4.11%. These swaps require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates these interest rate swap agreements as hedges of the interest on the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swap agreements designated as hedges.

Credit risk

The Company's exposure to concentrations of credit risk is limited. The non-collection risk is reduced by the fact that accounts receivable are generated by numerous customers.

Foreign currency risk

Even though the Company’s reporting currency is the US dollar, non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity's functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

For the purpose of minimizing volatility of earnings resulting from the translation of its parent company and subsidiaries monetary items denominated in currencies other than the entity's functional currency, the Company designates, since February 2005, a portion of its US dollar debt as a foreign exchange hedge of its net investment in its US subsidiaries. Accordingly, since the designation date, corresponding unrealized foreign exchange gains and losses are recorded in foreign currency translation adjustments in shareholders' equity.

Concentration risk

During fiscal 2006, the Company purchased approximately 83% (2005 - 87%) of its branded prescription drugs for its US network from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract.

24. Supplemental cash flow information

Net changes in non-cash operating asset and liability items

The net changes in non-cash operating asset and liability items are detailed as follows:

	2006	2005
	$	$

Accounts receivable, income taxes receivable and prepaid expenses	(21.0)	(17.6)
Inventories	(68.2)	(74.4)
Accounts payable, accrued liabilities and income taxes payable	(48.3)	57.4
Other long-term assets	(0.3)	(8.0)
Other long-term liabilities	(26.2)	(4.7)
Other items	-	(0.3)
Net changes in non-cash operating asset and liability items	(164.0)	(47.6)

Other information

Interest paid	184.7	104.1
Income taxes paid	28.4	48.7

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores. The Company realized a pre-tax gain on disposal of $20.9 million ($C 24.8 million). Even though only 41% of the leasable area sold represents the leaseback portion, GAAP requires, under certain criteria, that the entire gain be deferred over the life of the new leases, which have an average duration of approximately 16 years. The deferred gain is presented in the other long-term liabilities.

25. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current year.

26. Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net earnings and balance sheets of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings and shareholders’ equity are presented in the following tables with an explanation of the adjustments.

	2006	2005
	$	$
Reconciliation of net earnings
Net earnings - Canadian GAAP	103.8	104.4
Adjustment in respect of amortization (a)	-	0.3
Adjustment in respect of sale-leaseback (b)	(1.7)	-
Adjustment in respect of sale of capital assets (c)	0.9	-
Tax effect of above adjustments	0.4	(0.1)
Net earnings - US GAAP	103.4	104.6

Net earnings per share - US GAAP (in dollars)
Basic	0.40	0.41
Diluted	0.39	0.41

Other comprehensive income items
Cumulative translation adjustments, net of tax (e)	74.8	46.5
Cumulative translation adjustments on amortization, on sale-leaseback and on sale of capital assets, net of tax (a, b, c and e)	(1.3)	(0.8)
Changes in fair value of derivatives, net of tax (d)	7.2	(1.1)
Reclassification of realized gain on derivatives to the earnings (d)	0.3	2.7
Other comprehensive income items	81.0	47.3

	As at May 27, 2006	As at May 28, 2005
	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax (e)	121.0	46.2
Cumulative translation adjustments on amortization, on sale-leaseback and sale of capital assets, net of tax (a, b, c and e)	(2.7)	(1.4)
Cumulative changes in fair value of derivatives net of reclassification of realized gain (loss) to the earnings and net of tax (d)	6.7	(0.8)
Accumulated other comprehensive income items	125.0	44.0

Reconciliation of shareholders' equity
Shareholders' equity - Canadian GAAP	1,565.7	1,412.1
Adjustments in respect of:
Amortization (a)	(13.0)	(13.0)
Sale-leaseback (b)	(1.7)	-
Sale of capital assets (c)	0.9	-
Tax effect of above adjustments	4.9	4.5
Cumulative translation adjustments, net of tax (e)	(121.0)	(46.2)
Accumulated other comprehensive income items	125.0	44.0
Shareholders' equity - US GAAP	1,560.8	1,401.4

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:

	As at May 27, 2006		As at May 28, 2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets (a) and (b)	1,385.8	1,436.9	1,492.5	1,477.3
Other long-term assets (a), (b) and (d)	113.6	127.1	106.0	111.6

Liabilities
Other long-term liabilities (b)	407.1	476.6	480.8	482.0

Shareholders' equity	1,565.7	1,560.8	1,412.1	1,401.4

a) Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004 (Note 2e). This method was not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using the straight-line method at a rate of 2.5%.

b) Sale-leaseback

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment and entered into leaseback agreements. Under Canadian GAAP, the sale-leaseback transaction was accounted for using sale-leaseback accounting which resulted in the Company recording a sale, removing all properties and related liabilities from its balance sheet and recognizing a deferred gain from the sale. The leases are accounted for as operating leases.

Under US GAAP, this transaction was accounted for in accordance with Statement Financial Accounting Standards No. 98 ("SFAS 98"), “Accounting for Leases”. SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is not considered to be minor. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability on which an interest expense will subsequently be calculated during the term of the amortization period. In addition, since the sale of assets is not recorded, the carrying value of the assets is not adjusted for and will be depreciated over the liability amortization period. Aggregate lease payments received by the purchaser are recorded as revenues by the Company and applied in reduction of the liability.

c) Sale of capital assets

As part of the transaction referred to in Note 24, the Company sold certain real estate assets of its Canadian franchising segment which were not subject to a leaseback agreement. Accordingly, the Company recorded a $900,000 gain per US GAAP, compared with a $18,000 gain per Canadian GAAP, reflecting the lesser net book value of the assets sold under US GAAP.

d) Derivative financial instruments and hedging

Under US GAAP, the Company records derivatives on the balance sheet as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company has interest rate swaps in order to fix the interest rate on a portion of its variable interest debt. These interest rate swaps are designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income items and subsequently recognized as interest on long-term debt in the period in which the hedged exposure takes place. Under Canadian GAAP, changes in fair value of those contracts are not recognized (Note 2f).

e) Foreign currency translation adjustments

Under Canadian GAAP, the Company's gains and losses arising from the translation of the financial statements are deferred in foreign currency translation adjustments in shareholders’ equity. Under US GAAP, foreign currency translation adjustments are presented as a component of other comprehensive income items under shareholders’ equity.

f) Changes to US accounting policies

2006

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (Revised in 2004), Share-Based Payment (SFAS 123R), that addresses the accounting for share-based payments. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company adopted SFAS 123R on September 1, 2005. The adoption of SFAS 123R had no material impact on the Company's consolidated financial statements.

Rental Costs Incurred during a Construction Period

In October 2005, the FASB issued the FASB Staff Positions (FSP) No. 13-1, "Accounting for Rental Costs Incurred during a Construction Period". The FSP No. 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period and requires those costs to be recognized as rental expense. Under Canadian GAAP, the Company capitalizes those rental costs. The provisions of the FSP No. 13-1 were prospectively applied to the reporting period beginning on February 27, 2006. The adoption of the FSP No. 13-1 had no material impact on the Company's consolidated financial statements.

2005

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51." The Interpretation addresses consolidation of variable interest entities (VIEs) to which the usual condition for consolidation does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. In December 2003, the FASB revised FIN 46 (FIN 46R), which delayed the required implementation date for periods ending after March 15, 2004. The Company was required to apply the provisions of FIN 46R effective June 1, 2004. The adoption of this interpretation had no material impact on the Company’s consolidated financial statements.